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[LOGO OF DIGEX BUSINESS INTERNET]


                                                                  June 11, 1997

Dear Stockholder:

  We are pleased to inform you that DIGEX, Incorporated (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Intermedia Communications Inc. ("Intermedia") and its subsidiary Daylight Acquisition Corp. (the "Purchaser"), that provides for the acquisition of the Company by Intermedia. Under the terms of the Merger Agreement, the Purchaser today commenced a tender offer to purchase all of the Company's outstanding common stock at $13.00 per share in cash. Following the successful completion of the tender offer, under the terms of the Merger Agreement, the Purchaser will be merged with the Company and all shares not purchased in the tender offer will receive the same $13.00 in cash in the merger. The acquisition is subject to antitrust approvals and other customary conditions.

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the terms of the tender offer and the merger are fair to, and in the best interest of, the Company and its stockholders. Accordingly, the Board of Directors recommends that stockholders accept the offer and tender all of their shares pursuant to the offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, Friedman, Billings, Ramsey & Co., Inc., that the $13.00 per share cash consideration to be received by stockholders pursuant to the offer and the merger, taken as a whole, is fair to such stockholders from a financial point of view. In addition, certain stockholders of the Company, including its two founders, have agreed to tender an aggregate of over 50% of the Company's outstanding shares in the tender offer.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  On behalf of the management and directors of the Company, we thank you for the support you have given to your Company.

                                          Sincerely yours,

                                          /s/ Christopher R. McCleary
                                          Christopher R. McCleary
                                          Chairman of the Board, President
                                          and Chief Executive Officer